                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                   TO
                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           RALLY'S HAMBURGERS, INC.
- --------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                   DELAWARE
- --------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   62-1210077
- --------------------------------------------------------------------------------
                    (I.R.S. Employer Identification Number)

 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223 (502) 245-8900
- --------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Evan G. Hughes

                            Rally's Hamburgers, Inc.

   10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223 (502) 245-8900
- --------------------------------------------------------------------------------
(Name, address, including zipcode, and telephone number, including area code, of agent for service)

                   -----------------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                   -----------------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================
    Title of each                       Proposed      Proposed maximum
 class of securities   Amount to be     maximum      aggregate offering      Amount of
  to be registered      registered   offering price        price         registration fee
                                        per unit
- ------------------------------------------------------------------------------------------

Rights                   15,678,335        0
- ------------------------------------------------------------------------------------------
Units (1)                 3,484,074      $3.00       $10,452,222.00      $3,604.21 (3)

  Common Stock            3,484,074

  Warrants                3,484,074
- ------------------------------------------------------------------------------------------
Common Stock (2)          3,484,074      $3.00       $10,452,222.00      $3,604.21 (3)
- ------------------------------------------------------------------------------------------

(1) 3,484,074 Units, each consisting of a share of Registrant's common stock, $.10 par value per share (the "Common Stock") and a warrant to purchase a share of Common Stock ("Warrants"), are issuable upon exercise of the Rights.

(2) Issuable upon exercise of the Warrants. Pursuant to Rule 416, this Registration Statement also covers such indeterminable additional shares as may become issuable as a result of any future adjustments in accordance with the terms of the Warrants, as described in the Prospectus.

(3)  The filing fee was previously paid.

RIGHTS OFFERING PROSPECTUS

                             3,484,074 UNITS

                            RALLY'S HAMBURGERS, INC.
               EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK
                     AND ONE COMMON STOCK PURCHASE WARRANT
                                 ______________

     Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), is distributing to holders of record of shares of its common stock, par value $.10 per share (the "Common Stock"), as of the close of business on July 31, 1996 (the "Record Date"), transferable subscription rights (the "Rights") to purchase units ("Units") consisting of one share of Common Stock and one warrant to purchase an additional share of Common Stock (the "Warrants") (the "Rights Offering"). Stockholders will receive one Right for each share of Common Stock held on the Record Date. For each 4.5 Rights held, a holder ("Holder") will have the right to purchase one Unit (the "Basic Subscription Privilege") for $3.00 per Unit (the "Subscription Price"). No fractional Units will be sold, and fractional interests will be rounded down. The Rights will be evidenced by transferable subscription certificates.

     Each Warrant may be exercised to acquire an additional share of Common Stock at an exercise price of $3.00 per share and expires four years from the date of issuance. The Warrants are redeemable by the Company at $.01 per Warrant, at the Company's option, if the closing price for the Company's Common Stock on the NASDAQ National Market ("NNM") (or such other principal securities exchange or market on which the Common Stock is then trading) is at or above $6.00 per share for 20 out of 30 consecutive trading days.

     Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Subscription Price a pro rata portion of Units which are not subscribed for pursuant to the Basic Subscription Privilege (the "Oversubscription Privilege" and collectively with the Basic Subscription Privilege, referred to herein as the "Subscription Privileges").

     The Common Stock is quoted on the NNM under the symbol "RLLY." On July 30, 1996, the last sale price of the Common Stock as reported on the NNM was $2 15/16 per share.

     THE RIGHTS WILL EXPIRE ON AUGUST 30, 1996, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond September 30, 1996. Subscriptions for Units, together with full payment of the Subscription Price, must be received by American Stock Transfer & Trust Company (the "Subscription Agent") prior to 5:00 p.m., New York City time, on the Expiration Date, and the Rights will be of no force or effect thereafter. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.

          SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS
                    IN THE SECURITIES OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                SECURITIES AND EXCHANGE COMMISSIONS OR ANY STATE
               SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is July 31, 1996.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights, the Units issuable upon exercise of the Rights, the Common Stock and Warrants included in the Units and the Common Stock underlying the Warrants. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or incorporated by reference therein for a more complete description of the matter involved and each such statement shall be deemed qualified in all respects by such reference. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661.
Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on NASDAQ, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K");
     (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 (the "March 1996 10-Q");
     (iii) the Company's Proxy Statement dated June 19, 1996 with respect to its Annual Meeting held on July 10, 1996;

     (iv) the Company's Current Reports on Form 8-K dated January 29, 1996, April 16, 1996, May 3, 1996 and July 29, 1996; and
                                                --
     (v) the description of the Common Stock which is contained in the Company's Registration Statement on Form 8-A dated September 19, 1989.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Rights Offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company's principal office: Rally's Hamburgers, Inc., 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223, Attention: Evan G. Hughes, (502) 245-8900.

                               PROSPECTUS SUMMARY

     The following material is qualified in its entirety by the information and the consolidated financial statements and notes thereto appearing elsewhere in or incorporated by reference into this Prospectus.

                                  THE COMPANY

     Rally's Hamburgers, Inc., a Delaware corporation (the "Company" or "Rally's"), is one of the largest chains of double drive-thru restaurants in the United States. As of July 23, 1996, the Rally's system included 482 restaurants in 19 states, primarily in the Midwest and the Sunbelt, comprised of 239 Company-owned and 243 franchised restaurants. The Company's restaurants offer high quality fast food served quickly and at everyday prices generally below the regular prices of the four largest hamburger chains. The Company serves the drive-thru and take-out segments of the quick-service restaurant market. The Company opened its first restaurant in January, 1985 and began offering franchises in November, 1986.

     During the later part of 1995 and into 1996, the Company has implemented actions to improve its balance sheet and operating results, including repurchasing $22 million principal amount (or approximately 25%) of the Company's outstanding 9-7/8% Senior Notes due 2000 (the "Senior Notes"), entering into a strategic partnership with the Carl's Jr. restaurant chain, instituting new marketing initiatives aimed at improving comparable store sales trends and undertaking actions aimed at improving food, paper and labor costs as a percentage of sales.


     The Company had net income of $111,000 ($.01 per share) for the quarter ended June 30, 1996, representing a $1.4 million improvement over the comparable period in the prior year and marking the Company's return to profitability (excluding extraordinary gains) for the first time since the second quarter of fiscal 1993. For the six months ended June 30, 1996, the Company recorded earnings of $949,000 ($.06 per share) compared with a net loss of $4.8 million ($.30 per share) for the prior year period. First quarter and year to date earnings were favorably impacted by a extraordinary gain, net of tax, of $4.5 million ($.29 per share) from the early extinguishment of debt.


     The Company is attempting to redirect most of its near term focus toward achievement of four specific short term objectives, i.e., growing same store sales, reducing food and paper costs as a percent of sales, reducing store labor costs as a percent of sales and attacking other elements of spending. Management believes that the Company's focus on achievement of these objectives combined with a gradual increase in Company new store development should allow the Company to achieve a sustainable level of profitability in the near future. However, no assurance can be given that management will be able to carry out such objectives or that achievement of these objectives will have a positive effect on the Company's profitability. The Company's principal executive offices are located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223, and its telephone number is (502) 245-8900. See "The Company."

                              THE RIGHTS OFFERING

Rights................................  Each holder of Common Stock will receive one transferable Right for each share of Common Stock held of record on the Record Date. An aggregate of 15,678,335 Rights will be distributed pursuant to the Rights Offering. An aggregate of 3,484,074 Units, each consisting of one share of Common Stock and one Warrant, will be sold if all Rights are exercised. The exercise of Rights is irrevocable once made, and no Units will be issued until the closing following the Expiration Date. See "The Rights Offering - The Rights."

Basic Subscription                      Holders will be entitled to purchase
   Privilege..........................  one Unit for each 4.5 Rights held. See
                                        "The Rights Offering - Subscription
                                        Privileges - Basic Subscription
                                        Privilege."


Units.................................  Each Unit consists of one share of
                                        Common Stock and one Warrant.

Warrants..............................  Each Warrant may be exercised to acquire one share of Common Stock for
                                        $3.00. The Warrants will expire on the
                                        fourth anniversary of the date of
                                        issuance, subject to the extension under certain circumstances. See "Description of Securities - Warrants."

Optional Redemption of Warrants         The Company will have the right, but
   By the Company.....................  not the obligation, to redeem the
                                        Warrants, at $.01 per Warrant, if the
                                        closing price of the Common Stock as
                                        reported on the NNM (or such other
                                        principal securities exchange or market
                                        on which the Common Stock is then
                                        trading) for 20 out of 30 consecutive
                                        trading days is equal to or exceeds
                                        $6.00 per share. See "Description of
                                        Securities - Warrants."


Oversubscription                        Each Holder who elects to exercise his
   Privilege..........................  or her Basic Subscription Privilege may
                                        also subscribe at the Subscription Price for Units, if any, remaining unsold after satisfaction of all subscriptions pursuant to the Basic Subscription
                                        Privilege. If an insufficient number of
                                        Units is available to satisfy fully all
                                        elections to exercise the
                                        Oversubscription

                                        Privilege, the available Units will be
                                        allocated on a pro rata basis among
                                        Holders who exercise their
                                        Oversubscription Privilege based on the
                                        respective numbers of Units subscribed
                                        for by such Holders pursuant to the
                                        oversubscription Privilege. See "The
                                        Rights Offering - Subscription
                                        Privileges - Oversubscription
                                        Privilege."

Subscription Price....................  $3.00 in cash per Unit.

Shares of Common Stock and Warrants     Assuming that all Rights are fully
   Outstanding after Rights             exercised, 19,162,409 shares of
   Offering...........................  Common Stock and 3,484,074 Warrants will be outstanding immediately after the
                                        Rights Offering, based on 15,678,335
                                        shares of Common Stock outstanding on
                                        the Record Date. The final number of
                                        shares of Common Stock and Warrants that will be outstanding after the Rights
                                        Offering is dependent upon the extent to which Rights are exercised.


Transferability of                      The Rights are transferable and will
Rights.............................     be quoted on the NNM under the trading
                                        symbol RLLYR until the close of business on the last trading day prior to the Expiration Date. Any transfer of Rights will be deemed a transfer of both the Basic Subscription Privilege and the
                                        Oversubscription Privilege. The
                                        Subscription Agent will endeavor to sell
                                        Rights for Holders who have so requested and have delivered one or more
                                        Subscription Certificate(s) evidencing
                                        such Rights, with the instruction for
                                        sale included thereon properly executed, to the Subscription Agent by 11:00 a.m., New York City time, on August 23, 1996
                                        (five business days prior to the
                                        Expiration Date). There can be no
                                        assurance, however, that any market for
                                        Rights will develop, or that the
                                        Subscription Agent will be able to sell
                                        any Rights for Holders. If less than all sales orders received by the
                                        Subscription Agent can be filled, sales
                                        proceeds will be prorated among the
                                        Holders based upon the number of Rights
                                        each has instructed the Subscription
                                        Agent to sell during such period,
                                        irrespective of when during such period
                                        the instructions are received by the
                                        Subscription Agent. See "The Rights
                                        Offering-Method of Transferring Rights."

Record Date...........................  July 31, 1996.

Expiration Date.......................  August 30, 1996, unless extended by the Company from time to time,
                                        provided that the Expiration Date shall
                                        not be later than September 30, 1996,
                                        unless the Board of Directors determines that a material event has occurred which necessitates one or more further extensions of the Rights Offering in order to permit adequate disclosure of information concerning such event to Holders. See "The Rights Offering-Expiration Date." If the Company elects to extend the term of the Rights, it will issue a press release to such effect no later than the last day on which the NNM is open for trading prior to the most recently announced Expiration Date. In the event the Company elects to extend the term of the Rights Offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be promptly sent to all Holders of record on the Record Date.

Procedure for Exercising                Rights may be exercised by properly
   Rights.............................  completing the certificate evidencing such Rights (the "Subscription
                                        Certificate") and forwarding such
                                        Subscription Certificate (or
                                        following the Guaranteed Delivery
                                        Procedures, as defined below) to the
                                        Subscription Agent prior to 5:00 p.m.,
                                        New York City time, on the Expiration
                                        Date, together with payment in full of
                                        the Subscription Price for each Unit
                                        subscribed for pursuant to the
                                        Subscription Privileges. If the mail is
                                        used to forward Subscription
                                        Certificates, it is recommended that
                                        insured, registered mail be used. The
                                        exercise of a Right may not be revoked
                                        or amended. If time does not permit a
                                        Holder or transferee of a Right to
                                        deliver a Subscription Certificate to
                                        the Subscription Agent on or before the
                                        Expiration Date, such Holder or
                                        transferee should make use of the
                                        Guaranteed Delivery Procedures described under "The Rights Offering-Exercise of
                                        Rights."

                                        If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by the Expiration Date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Persons Holding Shares,                 Persons holding shares of Common
     or Wishing to                      Stock, and receiving the Rights
     Exercise Rights                    distributable with respect thereto,
     Through Others...................  through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates representing Common Stock in their own name who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See
                                        "The Rights Offering-Exercise of
                                        Rights."

Issuance of                             Certificates representing Common
     Common Stock and Warrants........  Stock and Warrants will be delivered to subscribers as soon as practicable
                                        after the Expiration Date and after all
                                        applicable prorations have been
                                        effected. See "The Rights Offering-
                                        Subscription Privileges." Funds
                                        delivered to the Subscription Agent for
                                        the exercise of Subscription Privileges
                                        will be held in escrow by the
                                        Subscription Agent until all required
                                        prorations have been effected. No
                                        interest will be paid to Holders on
                                        funds received by the Company or held by the Subscription Agent. In the case of Holders exercising Oversubscription
                                        Privileges, any excess funds will be
                                        returned to such Holders as soon as
                                        practicable after the Expiration Date.


Use of Proceeds.......................  It is anticipated that the net proceeds to Company will be approximately $10.1
                                        million if all of the Units are
                                        purchased in the Rights Offering
                                        (excluding proceeds to be received upon
                                        the exercise of the Warrants). If less
                                        than all of the Units are purchased, the proceeds will be correspondingly reduced. Such proceeds will be used to build new restaurants, refurbish certain existing restaurants and for other general corporate purposes, including possibly reducing outstanding indebtedness. See "Purpose of the Rights Offering and Use of Proceeds."

Subscription Agent....................  American Stock Transfer & Trust Company

NNM Common Stock Trading
  Symbol..............................  RLLY


NNM Rights
  Symbol..............................  RLLYR

NNM Warrant Trading Symbol............  RLLYW

                        COMMITMENTS TO EXERCISE RIGHTS

     GIANT GROUP, LTD. ("GIANT"), Fidelity National Financial, Inc. ("Fidelity") and CKE Restaurants, Inc. ("CKE"), which are the owners of 4,312,063, 767,807 and 2,350,432 shares of Common Stock, respectively, have committed to exercise, or cause to be exercised, their Basic Subscription Privileges.

                                 RISK FACTORS

     The purchase of Units, Common Stock and Warrants in the Rights Offering involves investment risks particular to the Company and risks particular to the Rights Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors," which follows this Prospectus Summary.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
         (In thousands, except per share amounts and statistical data)


                                                  Fiscal Year Ended                       Six Months Ended
                              -------------------------------------------------------   --------------------
                              Dec 29,       Jan 3,      Jan 2,     Jan 1,     Dec 31,    July 2,   June 30,
                              1991(1)        1993        1994       1995       1995       1995       1996
                              -------        ----        ----       ----       ----       ----       ----
Total revenues............   $ 94,131      $120,648   $174,346   $186,318   $188,859   $ 92,313   $ 89,269
Income(loss)from
  operations(2)(3)(4).....     10,289        15,057     (7,050)   (14,636)   (36,470)       212       (956)
Net income (loss)
 before income taxes
 and extraordinary
 item.....................      9,821         14,260    (13,483)   (24,255)   (46,380)    (4,633)    (5,069)
Net income (loss)
 before
 extraordinary item.......      6,071          9,279     (8,907)   (19,273)   (46,919)    (4,753)    (3,573)
Net income (loss)(5)......   $  6,071       $  9,279   $ (8,907)  $(19,273)  $(46,919)  $ (4,753)  $    949
Net income (loss)
 per share before
 extraordinary item.......      $0.54          $0.76     $(0.67)    $(1.42)    $(3.00)    $(0.30)    $(0.23)
Extraordinary item
 per share(5).............         --             --         --         --         --         --       0.29
                             --------       --------   --------   --------   --------   --------   --------
Net income (loss)
 per share(5).............      $0.54          $0.76     $(0.67)    $(1.42)    $(3.00)    $(0.30)  $   0.06
                             ========       ========   ========   ========   ========   ========   ========
OPERATING DATA:
System-wide sales:
   Company-owned......       $ 86,822       $112,894   $165,829   $178,476   $181,778   $ 88,595   $ 86,279
   Franchised.........        134,278        183,649    188,837    191,611    173,941     90,546     76,604
                             --------       --------   --------   --------   --------   --------   --------
       Total..............   $221,100       $296,543   $354,666   $370,087   $355,719   $179,141   $162,883
                             ========       ========   ========   ========   ========   ========   ========
Number of
restaurants:
   Company-owned......            116            197        252        250        239        254        239
   Franchised.........            217            253        268        292        242        272        246
                             --------       --------   --------   --------   --------   --------   --------
       Total..............        333            450        520        542        481        526        485
                             ========       ========   ========   ========   ========   ========   ========

                                                                                                      At
                                                                                                   June 30,
BALANCE SHEET DATA:                                                                                  1996
                                                                                                   --------
Working capital deficit........................................................................    $(19,380)
Total Assets...................................................................................     114,927
Long-term debt and obligations under capital leases, including current portion.................      77,196
Shareholders' equity...........................................................................       7,649

______________________________

(1) Information for period ended December 29, 1991 reflects pro forma adjustments from treating all non-taxable entities acquired by the Company as if these acquired entities had been taxed as regular corporations and able to file a consolidated federal income tax return with the Company.

(2) The fiscal year ended January 2, 1994 includes approximately $12.6 million charged against operations for a major business restructuring program and other restaurant closings.

(3) The fiscal year ended January 1, 1995 includes $17.3 million charged against operations for changes in business strategies.

(4) The fiscal year ended December 31, 1995 includes approximately $17.3 million charged against operations for changes in business strategies and restaurant closings. The year also includes approximately $13.7 million related to the Company's implementation of SFAS 121. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the 1995 10-K incorporated herein by reference.

(5) The six months ended June 30, 1996 includes an extraordinary gain, net of tax, of approximately $4.5 million related to the Company's repurchase of Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the March 1996 10-Q incorporated herein by reference.

                                  RISK FACTORS

     This Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Purpose of the Rights Offering and Use of Proceeds," as well as within the Prospectus generally (including the documents incorporated by reference herein). Also, documents subsequently filed by the Company with the Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated by reference in the Prospectus. The Company cautions the reader, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings. Before making a decision to purchase any of the securities described in this Prospectus, prospective investors should carefully consider the following factors.

NASDAQ LISTING AND MAINTENANCE REQUIREMENTS

     In April 1996, the NASDAQ Stock Market, Inc. informed the Company that it was reviewing the eligibility of the Company for continued quotation of its stock on the NNM. There are five criteria that must be substantially met for continued quotation on the NNM. While the Company currently exceeds the requirements on four of the five tests, it does not currently meet the test for net tangible assets, which excludes goodwill. Rule 4450(a)(3) of the National Association of Securities Dealers, Inc. ("NASD") provides that an issuer of a NNM security must have net tangible assets (total assets minus liabilities and goodwill) of at least $4 million if the issuer has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years (the "Net Tangible Asset Test"). The Company has incurred net losses in its last three fiscal years. As of the end of the 1995 fiscal year, the Company had net tangible assets in the net negative amount of $4,598,000.

     On June 6, 1996, the Company had a hearing before a Nasdaq Qualifications hearing panel (the "Panel") with regard to the Company's request for an exception to the Net Tangible Asset Test. On June 13, 1996, the Panel granted the Company a conditional exception to the Net Tangible Assets Test based upon its finding that the Company presented a plan of compliance which is currently in progress, which has a high likelihood of successful completion, and which can be completed in a reasonable amount of time. The Panel determined that the Company must make a public filing with the Commission and NASDAQ on or before September 30, 1996, which filing must contain a pro forma balance sheet with a historical basis not older than 45 days and a corresponding statement of operations and must further evidence compliance with the Net Tangible Asset Test, and with all other requirements for listing on the NNM. In the event the Company fails to meet the Panel's requirement, the Company's securities will be subject to delisting from the NNM. Any decision to delist the Company's securities is subject to appeal by the Company, which will not stay such decision unless the Board of Governors of the NASD grants such a stay.

     The Company plans to remedy its net tangible asset deficiency primarily by completing the Rights Offering, which is also anticipated to provide additional working capital for new store construction, refurbishment of some existing restaurants as well as for other general corporate purposes, including possibly reducing outstanding indebtedness. No assurance can be given that the Rights Offering will be fully subscribed. If the Rights Offering is fully subscribed, the Company's net tangible assets are expected to increase by approximately $10.1 million. No assurance can be given that such increase will be achieved.


     If the Rights Offering is not fully subscribed, or if following the Rights Offering, the Company, because of negative operating results or any other reason, fails to satisfy the criteria for continued listing on the NNM, the Company's securities could be delisted from the NNM. In such event, the Company would seek to list its Common Stock and Warrants on NASDAQ's "small cap" system or on another national securities exchange. No assurance can be made whether such listing can or will occur.

     Among other consequences, if the Company were no longer listed on the NNM, the holders of Common Stock and/or Warrants could suffer a loss of liquidity as it becomes more difficult to effect transfers of such securities.

HISTORY OF OPERATING LOSSES; CHANGES IN OPERATIONS


     The Company reported losses from operations (before interest and other income, and provision for income taxes) for the fiscal year ended December 31, 1995 of $36,470,000 and for the thirteen week period ended March 31, 1996 of $3,369,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the 1995 10-K and the March 1996 10-Q incorporated by reference herein. Until the second quarter of fiscal 1996, the Company had not reported a profit (exclusive of extraordinary item) in any quarter since June 1993. Faced with declining same store sales and profitability over the past three years, the Company has pursued a variety of options, including replacement of senior management team members, changing advertising agencies and significant use of outside consultants to formulate plans to stem the decline in same store sales and return the Company to profitability. The Company has entered into an operating agreement with CKE pursuant to which 28 Company-owned stores in California and Arizona are operated by CKE. CKE will pay all operating costs of the stores. The Company retained ownership of the assets of these stores and receives a percentage of the stores sales. No assurance can be given that any of the foregoing will improve the Company's operating results. In addition, the Company must continually examine, in accordance with Generally Accepted Accounting Principles, its assets for potential impairment where circumstances indicate that such impairment may exist. As a retailer, the Company believes such examination requires the operations and store level economics of individual restaurants be evaluated for potential impairment. No assurance can be given that even an overall return to profitability will preclude the writedown of assets associated with the operation of an individual restaurant or restaurants in the future. See "The Company - Recent Developments
- - Operation of California and Arizona Stores by CKE."

INDEBTEDNESS

     The Company has outstanding approximately $63 million principal amount of Senior Notes, with a required sinking fund payment of approximately $6.2 million due in 1999, which is a significant portion of the capitalization of the Company. As such: (i) the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the Company's interest expense and principal repayment obligations; and (iii) the Company's level of indebtedness may make it more vulnerable in the event of a sustained downturn in its business. The ability of the Company to satisfy its obligations under the Senior Notes will be dependent on the Company, among other factors, successfully increasing revenues and returning the Company to operational profitability.

COMPETITION IN THE QUICK-SERVICE RESTAURANT INDUSTRY

     The quick-service restaurant industry is highly competitive and can be significantly affected by many factors, including change in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular locations of, competing quick-service restaurants. Factors such as inflation, increases in food, labor (including health care) and energy costs and the availability of an adequate number of hourly-paid employees also affect the quick-service restaurant industry. Major chains, which have substantially greater financial resources and longer operating histories than the Company, dominate the quick-service restaurant industry. In certain markets, the Company will compete with other quick-service double drive-thru hamburger chains with operating concepts similar to the Company. Certain of the major chains have increasingly offered selected food items and combination meals, including hamburgers, at temporarily or permanently discounted prices. A change in the pricing or other marketing strategies of one or more of these competitors could have an adverse impact on the Company's sales and earnings. With respect to the sale of franchises, the Company competes with many franchisors of restaurants, including other double drive-thru franchisors, and franchisors of other business concepts.

DEPENDENCE UPON SENIOR MANAGEMENT

     The success of the Company's business will continue to be highly dependent upon the services of its senior management, including Donald E. Doyle, President and Chief Executive Officer. The Company's current management team has substantial experience in the restaurant industry and the loss of one or more members of senior management could adversely affect the Company's business and development.

CONTROL BY PRINCIPAL STOCKHOLDERS

     GIANT, of which Burt Sugarman is the controlling stockholder, Chairman, President and Chief Executive Officer, owns approximately 27.5% of the outstanding shares of the Common Stock of the Company. Mr. Sugarman is also Chairman of the Board of the Company. GIANT entered into an agreement with Fidelity and CKE (which are the respective record owners of 4.9% and 15.0% of the outstanding Common Stock) with respect to the election of directors of the Company. Consequently, GIANT, Fidelity and CKE have, and after completion of the Rights Offering are likely to continue to have, the practical ability to elect the Board of

Directors. See "The Company - Recent Developments - Relationship Among GIANT, Fidelity and CKE."

GOVERNMENT REGULATION

     The restaurant business is subject to extensive federal, state and local regulations relating to the development and operation of restaurants including regulations relating to building and zoning requirements, preparation and sale of food and laws governing the Company's relationship with its employees, including minimum wage requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses, or a substantial increase in the minimum wage rate, could adversely affect the operations of the Company's restaurants. The Company is also subject to federal regulation and certain state laws which regulate the offer and sale of franchises.

AVAILABILITY OF CAPITAL RESOURCES

     The Company may be negatively impacted in the future if it is unable to secure financing at affordable terms from third parties.

POSSIBLE VOLATILITY OF STOCK PRICE; NO PRIOR MARKET FOR RIGHTS OR WARRANTS

     The Common Stock, which is quoted on the NNM, has experienced, and could experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the overall economy and the financial market could cause the price of the Common Stock to fluctuate substantially.

     While the Rights and the Warrants have been approved for listing on the NNM, there has been no market for such securities prior to the Rights Offering. There can be no assurance that a market for either the Rights or the Warrants will develop or, if a market for either security develops, how liquid a market it will be. The liquidity of any market for the Rights or the Warrants will depend upon a number of factors, including the interest of the broker-dealers in making a market and, with respect to the Warrants, the number of Rights that are exercised.

LITIGATION

     For a description of certain litigation to which the Company is a party, see "Item 3. Legal Proceedings" of the 1995 10-K and the March 1996 10-Q which are incorporated herein by reference.

CERTAIN RIGHTS OFFERING CONSIDERATIONS

     No Minimum Size of Rights Offering. Since no minimum amount of proceeds is required for the Company to consummate the Rights Offering, no assurance can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering. However, GIANT, Fidelity and CKE have committed to exercise, or cause to be exercised, their Basic Subscription Privileges.

     Limitations on Fidelity and CKE's Ability to Acquire Common Stock.
Pursuant to that certain Purchase and Standstill Agreement, dated April 26, 1996 (the "Purchase Agreement"), among GIANT, Fidelity and CKE, so long as the Senior Notes are outstanding, Fidelity and CKE and their respective affiliates may not, in the aggregate, beneficially own 35% or more of the combined voting power of the then outstanding voting stock of the Company without first obtaining (i) approval of the Board of Directors of the Company and (ii) a waiver from the holders of the Senior Notes of a provision of the indenture governing the Senior Notes (the "Indenture"), which provision would require the Company to offer to repurchase the Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest under such circumstances. To the extent that exercise by Fidelity and CKE would increase their percentage interest in the Company to 35%, CKE and Fidelity may be limited or prohibited from exercising their options to acquire Common Stock from GIANT or to exercise Warrants acquired as part of the Units.

     Dilution. Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. Holders who do not acquire Units and/or do not exercise the Warrants received pursuant to the Rights Offering will also realize a further dilution in their percentage voting interest and ownership interest to the extent that Warrants are exercised by others.

     Possible Extension of Expiration Date. The Company has reserved the right to extend the Expiration Date to as late as September 30, 1996. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders.


                                  THE COMPANY

     The Company is one of the largest double drive-thru restaurant chains in the United States. As of July 23, 1996, the Company's system included 482 restaurants in 19 states, primarily in the Midwest and the Sunbelt, comprised of 239 Company-owned and 243 franchised restaurants. The Company's restaurants offer high quality fast food served quickly and at everyday prices generally below the regular prices of the four largest hamburger chains. The Company opened its first restaurant in January, 1985 and began offering franchises in November, 1986.

     Excluding significant charges related to the disposal of certain excess properties and to the adoption of a new accounting standard, the Company still operated at a significant loss for the 1995 fiscal year. During the first quarter of fiscal 1996, operating losses continued, although a gain on early extinguishment of debt produced net income for the quarter. The second quarter of fiscal 1996 is the first quarter the Company has reported a profit (exclusive of extraordinary item) since the second quarter of 1993.

     As the Company entered into 1996, it faced formidable challenges including a balance sheet weakened by several consecutive quarters of significant operating losses and a high level of indebtedness, erratic comparable store sales performance and a decline in the number of open units. During the later part of 1995 and into 1996, the Company has implemented actions to address these challenges. These actions include repurchasing of $22 million face value (or approximately 25%) of the outstanding Senior Notes at a substantial discount from their face value, entering into a strategic partnership with the Carl's Jr. restaurant chain, instituting new marketing initiatives aimed at improving comparable store sales trends, and initiating actions aimed at improving food, paper and labor costs as a percentage of sales.

     Management believes that the Rally's brand has several significant strengths versus its major competitors. In fact, Rally's has been rated higher in independent consumer studies than its major competitors in the hamburger fast food industry in several important attributes in the areas of value, service and food quality. Management's conclusion from this is that the Rally's concept is fundamentally very strong. The Company has undertaken actions to improve store level economics to attain a sustainable level of profitability and growth for all of its shareholders and employees.


     During the first quarter of fiscal 1996, the implementation of several programs that management believes should significantly improve unit level profitability began. These programs include new supplier partnerships, non-portion related changes in foodstuffs and foodstuff preparation, and labor saving programs related to better daypart resource deployment. The Company reported its first quarterly positive net income since 1993 in the first quarter of 1996 due to an extraordinary gain related to the repurchase of $22 million principal amount of the Senior Notes. The gain was substantially offset by a loss from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the 1995 10-K and March 1996 10-Q incorporated herein by reference. Although same-store sales declined 1% for Company units and 5% systemwide, the Company reported a profit in the second quarter of fiscal 1996. For the six months ended June 30, 1996, the Company recorded earnings of $949,000 ($.06 per share) compared with a net loss of $4.8 million ($.30 per share) for the prior year period. First quarter and year to date earnings were favorably impacted by an extraordinary gain, net of tax, of $4.5 million ($.29 per share) from the early extinguishment of debt.


     Management believes that the Company has begun to realize certain benefits from the actions taken at improving store level profitability and that such benefits should continue in ensuing quarters. However, no assurance can be given that such improvements will continue or that they will not be offset by increases in labor or commodity costs.

     The Company is attempting to redirect most of its near term focus toward achievement of four specific short term objectives, i.e., growing same store sales, reducing food and paper costs as a percent of sales, reducing store labor costs as a percent of sales and attacking other elements of spending. Management believes that the Company's focus on achievement of these objectives combined with the gradual increase in Company new store development should allow the Company to achieve a sustainable level of profitability in the near future. However, no assurance can be given that management will be able to carry out such objectives or that achievement of these objectives will have a materially positive effect on the Company's profitability.

     Management believes that the proceeds of this Rights Offering will allow the Company to increase its working capital and, given significant subscription, will enable the Company to restore a reasonable level of growth in new store openings, allow certain refurbishment of the existing store base and fund other expected corporate requirements. The Company expects a similar increase in new store development by new and existing franchisees. An increase in working capital, given significant subscription in the Rights Offering, will allow the Company to take advantage of what management believes are appealing cash on cash returns available through productive deployment of certain idle assets on sites in its core markets. The Company already owns 20 to 30 surplus modular restaurant buildings and a significant amount of excess used restaurant equipment from the restaurants that were closed late in 1995. Deployment of such buildings and equipment would allow the Company to keep the out of pocket costs for developing and opening a new modular restaurant location relatively low. No assurance can be given that the Rights Offering will be fully subscribed, that the Company will be able to effect such goals or that there will be an increase in new store development by franchisees. See "Risk Factors - History of Operating Losses; Changes in Operations."

RECENT DEVELOPMENTS

     Relationship Among GIANT, Fidelity and CKE. On April 26, 1996, GIANT, Fidelity and CKE and certain other persons settled certain litigation pursuant to a Settlement Agreement and Release (the "Settlement Agreement"). Pursuant to the Settlement Agreement, GIANT, Fidelity and CKE entered into the Purchase Agreement, pursuant to which GIANT purchased from Fidelity 705,489 shares of the common stock of GIANT for a purchase price of $8.625 per share, and Fidelity and CKE purchased from GIANT 767,807 shares and 2,350,432 shares, respectively, of the Company's Common Stock for $1.75 per share. Pursuant to the Purchase Agreement, Fidelity and CKE were granted options to purchase a total of an additional 2,350,428 shares of the Company's Common Stock from GIANT. One-half of such options have an exercise price of $3.00 per share and expire on April 26, 1997 and one-half of such options have an exercise price of $4.00 per share and expire on April 26, 1998.

     The Purchase Agreement provides that if GIANT or its affiliates purchase additional shares of Rally's Common Stock, Fidelity and CKE will have the right to purchase shares of Common Stock from GIANT such that the proportional ownership of Common Stock among GIANT, Fidelity and CKE will be the same as immediately prior to such purchases (without giving effect to the options acquired pursuant to the Purchase Agreement). In addition, GIANT, on the one hand, and Fidelity and CKE on the other hand, have agreed to provide the other with rights of first refusal in the event that they propose to dispose of Common Stock. The parties have also agreed that if GIANT, on the one hand, and Fidelity and CKE, on the other hand, each own at least 34.0% of the outstanding Common Stock, then at each election of the Company's directors, GIANT may nominate up to one-half of the number of directors to be elected and Fidelity and CKE may nominate up to one-half of the number of directors to be elected, and the parties will vote all their shares in favor of the other parties' nominees. If one, but not both of GIANT, on the one hand, and Fidelity and CKE, on the other hand, own at least 34.0% of the outstanding Common Stock (without giving effect to the shares which may be purchased upon exercise of the options granted pursuant to the Purchase Agreement to the extent such options have not been exercised), at each election of directors the party owning at least

34.0% of the outstanding Common Stock may nominate up to one-half of the number of directors to be elected and the other parties will vote all shares of Common Stock owned by them in favor of such nominees. GIANT, Fidelity and CKE currently are the record owners of 27.5%, 4.9% and 15.0%, respectively, of the outstanding Common Stock. The foregoing provisions regarding the voting of shares of Common Stock will expire on April 26, 2006.

     Fidelity and CKE have also agreed that they will not, as long as the Senior Notes are outstanding, beneficially own in the aggregate 35% or more of the Common Stock without gaining the consent of the Company's Board of Directors and a waiver from the holders of the Senior Notes of a provision of the Indenture which would require the Company to offer to repurchase the Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, under such circumstances. GIANT has agreed that it will not be the beneficial owner of 35% or more of the Common Stock without the consent of Fidelity and CKE.

     Operation of California and Arizona Stores by CKE. The Company has entered into an operating agreement with CKE pursuant to which 28 Company-owned stores in California and Arizona are operated by CKE. The Company has retained ownership of the assets of these stores and receives a percentage of the stores' sales. Under the terms of the operating agreement, CKE is responsible for the conversion costs associated with transforming any restaurants it elects to be operated as Carl's Jr., as well as the operating expenses for all of the 28 restaurants. In the event of a sale by the Company of any of the 28 CKE operated restaurants, the Company and CKE will share in the sales proceeds based upon the relative value of their respective capital investments in such restaurant.

                        PURPOSE OF THE RIGHTS OFFERING
                              AND USE OF PROCEEDS

     It is anticipated that the net proceeds to the Company will be approximately $10.1 million if all of the Units are purchased in the Rights Offering (not including proceeds from the exercise of the Warrants). If less than all of the Units are purchased, the proceeds will be correspondingly reduced. The purpose of the Rights Offering is to raise additional capital for the Company. The net proceeds of the Rights Offering will be used for new store construction, refurbishment of some existing restaurants and for other general corporate purposes, including possibly reducing outstanding indebtedness. No assurance can be given that the Rights Offering will be fully subscribed.

     Management believes that the proceeds of this Rights Offering will allow the Company to increase its working capital and, such increase, given significant subscription, will enable the Company to restore a reasonable level of growth in new store openings, allow certain refurbishment of the existing store base and fund other corporate requirements. The Company expects a similar increase in new store development by new and existing franchises. An increase in working capital, given significant subscription in the Rights Offering, will allow the Company to take advantage of what management believes are appealing cash on cash returns available through productive deployment of certain idle assets on sites in its core markets. The Company already owns 20 to 30 surplus modular restaurant buildings and a significant amount of excess used restaurant equipment from the restaurants that were closed late in 1995. Deployment of such buildings and equipment would allow the Company to keep the out of pocket costs for developing and opening a new modular restaurant location relatively low. No assurance can be given that the Rights Offering will be fully subscribed, that the Company will be able to effect such goals or that there will be an increase in new store development by franchisees. See "Risk Factors - History of Operating Losses; Changes in Operations."

     The additional working capital resulting from the Rights Offering will also enhance the Company's ability to meet the NNM requirements for continued listing on the NNM. The Company must substantially meet five tests, including the Net Tangible Asset Test, to remain on the NNM. Under this test, the Company is currently required to maintain a net minimum tangible asset value of not less than $4 million, but, as of the end of the 1995 fiscal year, the Company's net tangible assets were in the negative amount of $4,598,000. If the Rights Offering is fully subscribed, the Company's net tangible assets should be increased to above the level required by the Net Tangible Asset Test, assuming the Company's net operating results do not result in further losses. If such losses continue, the Company may not be able to continue to meet the Net Tangible Asset Test even if the Rights Offering is fully subscribed. See "Risk Factors - NASDAQ Listing and Maintenance Requirements."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on NNM under the symbol "RLLY." As of July 31, 1996, there were approximately 1,684 record holders of the Common Stock. The table below sets forth the high and low sales prices of the Common Stock reported on the NNM for each quarter during the Company's last two years.


                                        LOW             HIGH
                                        ---             ----
Fiscal 1994

     First Quarter                      $8              $12 3/4
     Second Quarter                      5 1/16           9
     Third Quarter                       3 1/8            5 3/4
     Third Quarter                       2 3/4                5

Fiscal 1995

     First Quarter                      $2 1/2          $ 4
     Second Quarter                      2 1/4            4
     Third Quarter                       2 1/4            3 5/8
     Fourth Quarter                      15/16            2 11/16

Fiscal 1996

     First Quarter                      $1 1/32         $ 2 1/4
     Second Quarter                      1 1/2            4 5/16
     Third Quarter (1)                   2 1/2            3 3/8

_________________________
     (1) Through July 30, 1996.

                                DIVIDEND POLICY

     The Company has not paid any dividends to date and does not expect to pay dividends in the foreseeable future. The Indenture currently prohibits the payment of any dividends.

                                CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of June 30, 1996 and on an as adjusted basis to give effect to the sale of 50% and 100% of the 3,484,074 Units offered pursuant to the Rights Offering at the Subscription Price of $3.00 per Unit. It is not possible to predict the exact percentage of Units that may be purchased in the Rights Offering. To the extent that the actual percentage purchased differs from the assumed percentages, the actual capitalization will differ from that shown below.


                                                   As Adjusted for the Rights
                                                          Offering (1)
                                                               100%       50%
                                                Historical  Exercised  Exercised
                                                ----------  ---------  ---------
                                                         (In Thousands)
Cash and cash equivalents                       $  2,005    $ 12,057    $  6,831
                                                ========    ========    ========

Current maturities of long-term debt and
 obligations under capital leases               $  3,970     $ 3,970    $  3,970
                                                ========    ========    ========
Long term debt and obligations under capital
leases (less current maturities):
  Senior Notes                                  $ 62,484    $ 62,484    $ 62,484
  Other                                           10,742      10,742      10,742
                                                --------    --------    --------

     Total long-term debt and obligations
      under capital leases                        77,196      77,196      77,196
                                                --------    --------    --------

Shareholder's equity:
  Common stock, $.10 par value;
  50,000,000 shares authorized                     1,593       1,942       1,768
  Additional paid-in capital                      60,831      70,535      65,483
  Less:  273,000 treasury shares                  (2,108)     (2,108)     (2,108)
  Retained earnings (deficit)                    (52,668)    (52,668)    (52,668)
                                                --------    --------    --------

     Total shareholders' equity                    7,649      17,701      12,475
                                                --------    --------    --------

     Total capitalization                       $ 84,845    $ 94,897    $ 89,671
                                                ========    ========    ========

Shares issued:

  Common Stock                                    15,668      19,152     17,410
  Warrants                                             -       3,484      1,742

(1) As adjusted data assumes receipt of approximately $10.1 million and $4.8 million in proceeds, in each case net of expenses estimated at $400,000, from the Rights Offering, respectively, and no exercise of the Warrants.

                              THE RIGHTS OFFERING

THE RIGHTS

     The Company is distributing, to the record holders of its outstanding Common Stock as of July 31, 1996 (the "Record Date"), transferable Rights to purchase Units (the "Basic Subscription Privilege") at a price of $3.00 per Unit (the "Subscription Price"). The Company will distribute at no cost to such Holders one Right for each share of Common Stock held on the Record Date. For each 4.5 Rights held, a Holder will have a Basic Subscription Privilege to purchase one Unit. The Rights will be evidenced by transferable Subscription Certificates.

     Each Unit consists of one share of Common Stock and one Warrant to purchase an additional share of Common Stock for $3.00 per share. An aggregate of 3,484,074 Units, representing 3,484,074 shares of Common Stock and 3,484,074 Warrants will be sold if all of the Rights are exercised.

     No fractional Units, or cash in lieu thereof, will be issued or paid. The number of Units distributed to each Holder will be rounded down to the nearest whole unit in connection with the exercise of the Basic Subscription Privilege.

SUBSCRIPTION PRIVILEGES

     BASIC SUBSCRIPTION PRIVILEGE. Four and one-half Rights will entitle the Holder thereof to receive, upon payment of the Subscription Price, one Unit consisting of one share of Common Stock and one Warrant. Certificates representing shares of Common Stock and Warrants purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be stockholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which is anticipated to occur as soon as practicable after the Expiration Date.

     OVERSUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for any Units not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Units"). If the Excess Units are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, such Excess Units will be allocated pro rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege, in proportion to the number of shares requested pursuant to the Oversubscription Privilege. Only holders who exercise the Basic Subscription Privilege in full with respect to their Subscripton Certificate(s) will be entitled to exercise the Oversubscription Privilege. Certificates representing the Common Stock and Warrants purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected.

EXPIRATION DATE

     The Rights will expire at 5:00 p.m., New York City time, on August 30, 1996 unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than September 30, 1996, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

EXERCISE OF RIGHTS

     Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each of the Units subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chase Manhattan Bank, 55 Water Street, New York, New York, Account #323 053 718, ABA# 021000021; or (iii) in such other manner as Company may approve in writing in the case of persons acquiring Units at an aggregate Subscription Price of $500,000 or more, provided in the case of (iii) above that the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within three NNM trading days following the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order,
(c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of funds by the Subscription Agent through an Approved Payment Method.

     If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

                    American Stock Transfer & Trust Company
                    40 Wall Street, 46th Floor
                    New York, New York 10005

     If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such Holder has caused payment in full of the Subscription Price for each Unit being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Rally's Hamburgers, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Units being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three NNM trading days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three NNM trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission, telecopy number (718) 234-5001. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below, or from the Information Agent, whose address and telephone number are set forth under "Information Agent" below.

     Funds received in payment of the Subscription Price will be held in a segregated account pending issuance of such Excess Units. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Units that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

     A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

     If either the number of Units being subscribed for pursuant to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Units stated to be subscribed for, the number of Units subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Units. If the number of Units being subscribed for is not specified, or payment of the Subscription Price for the indicated number of Rights that are being exercised exceeds the required Subscription Price, the payment will be applied, until depleted, to subscribe for Units in the following order: (i) to subscribe for the number of Units indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Units until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Units pursuant to the Oversubscription Privilege (subject to any applicable proration).

     The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, THE RIGHTS HOLDER IS STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIERS CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     Certain employees of the Company may solicit responses from Holders to the Rights Offering, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation. All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.


     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, telephone number (800) 662-5200 or the Subscription Agent, telephone number (800) 937-5449.

NO REVOCATION

     ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

     The Rights will be quoted on the NNM under the trading symbol RLLYR and may be purchased or sold through usual investment channels, including banks and brokers. Trading in Rights will cease on the close of business on the NNM trading day preceding the Expiration Date.

     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

     The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate is to be sold by the Subscription Agent, such

Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold.

     Promptly following the Expiration Date, the Subscription Agent will send the Holder a check for the net proceeds from the sale of such Rights. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for all Rights sold by it at the request of Holders, less any applicable brokerage commissions, taxes and other direct expenses of sale. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the third business day preceding the Expiration Date. If less than all sales orders received by the Subscription Agent can be filled, sales proceeds will be prorated among the Holders based upon the number of Rights each has instructed the Subscription Agent to sell during such period, irrespective of when during such period the instructions are received by the Subscription Agent. The Subscription Agent's obligation to execute orders for the sale of Rights is subject to its ability to find buyers.

     Holders wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "The Rights Offering-Exercise of Rights." Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

     The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription Privileges may be effected through, the facilities of Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). The holder of a DTC Exercised Right may exercise the Oversubscription Privilege in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent at or prior to 5:00 p.m., New York City time, on the Expiration Date, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of Units for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Subscription Agent.

                           DESCRIPTION OF SECURITIES

     The Company has authorized 50,000,000 shares of Common Stock, $.10 par value and 5,000,000 shares of preferred stock, $.10 par value ("Preferred Stock"), with preferences and rights which will be set by the Company's Board of Directors (or an executive committee thereof). No shares of Preferred Stock are currently outstanding, and 15,678,335 shares of Common Stock are currently outstanding.

UNITS

     The Common Stock and Warrants which are offered hereby are being offered and will be sold only in Units, each Unit consisting of one share of Common Stock and one Warrant. Upon the exercise of Warrants, the holder thereof will be eligible to receive one share of Common Stock for each Warrant so exercised. The Common Stock and the Warrants included in the Units will be immediately separable.

COMMON STOCK

     Subject to the preferential rights of holders of Preferred Stock, if any, and the Company's loan agreements and indentures, if any, holders of Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors (or an authorized committee) out of funds' legally available therefor. Holders of Common Stock have one vote per share upon all matters on which Common Stock votes and vote as a class on charter amendments affecting Common Stock. Upon liquidation, holders of Common Stock are entitled to share ratably in the net assets of the Company after payment of any amounts due to creditors and holders of any class of Preferred Stock. Holders of Common Stock have no redemption, subscription or conversion rights and are not entitled to any preemptive rights. The Common Stock is not liable for further calls or assessments by the Company, and there are no sinking fund provisions relating to such stock. All outstanding shares of Common Stock and all shares to be issued by the Company in the offering will be fully paid and non-assessable.

     Holders of the shares of Common Stock, voting as a class, have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. GIANT, Fidelity and CKE beneficially own at least 47% of the outstanding Common Stock and will, as a practical matter, have the ability to elect the entire Board of Directors. See "Risk Factors Principal Stockholders."

WARRANTS

     The Warrants will be issued in registered form pursuant to the terms of a Warrant Agreement (the "Warrant Agreement") between the Company and American Stock Transfer & Trust Company, as Warrant Agent. The following description is a brief summary of certain provisions of the Warrant Agreement. Reference is made to the Warrant Agreement (which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part) for a complete description of its terms and conditions, and the description which follows is qualified in its entirety by the reference to the Warrant Agreement.

     The Company has authorized the issuance of up to 3,484,074 Warrants to purchase an aggregate of 3,484,074 shares of Common Stock and will reserve that number of shares of Common Stock required for issuance upon exercise of the Warrants issued in the Rights Offering. None of the Warrants are currently issued and outstanding.

     Each Warrant entitles the registered holder thereof to purchase one share of Common Stock from the Company at a price of $3.00 per share, subject to adjustment in certain circumstances, at any time until four years from the Closing Date.

     The Company may redeem the Warrants, at $.01 per Warrant, upon 30 days' prior written notice in the event the closing price of the Common Stock equals or exceeds $6.00 per share for 20 out of 30 consecutive trading days ending not more than 30 days preceding the date of the notice of redemption. The closing bid price of the Common Stock shall be the closing bid price as reported by NNM or on the principal stock exchange on which it is listed. All of the Warrants must be redeemed if any are redeemed.

     The exercise prices and number of shares of Common Stock or other securities issuable on exercise of the Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company and certain sales by the Company of Common Stock below the then market price of the Common Stock. However, the Warrants are not subject to adjustment for issuances of Common Stock at a price below the exercise price of the Warrants or pursuant to the 1990 Stock Option Plan or the Non-Employee Directors' Plan, or upon exercise of any of the Warrants.

     The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (in cash or by certified check or bank draft payable in United States currency to the order of Warrant Agent) to the Warrant Agent for the number of Warrants being exercised. Holders of the Warrants do not have the rights or privileges of holders of Common Stock.

     No fractional shares will be issued upon exercise of the Warrants. However, if a warrantholder exercises all Warrants then owned of record by such warrantholder, the Company will pay to such warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

     The Warrants to be issued hereunder are part of the Units to be sold in this Rights Offering. To the extent that the Warrants are exercised, the proportionate equity ownership of holders of Common Stock who do not exercise Warrants will decrease. See "Risk Factors - Certain Rights Offering Considerations - Dilution."

     Warrants are generally more speculative than shares of common stock which are purchasable upon the exercise thereof. Historically, the percentage increase or decrease in the market price of a warrant has tended to be greater than the percentage increase or decrease in the market price of the underlying common stock. A warrant may become valueless, or of reduced value, if the market price of the underlying common stock decreases, or increases only modestly, over the term of the warrant.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

     The Transfer Agent, Registrar and Warrant Agent for the Common Stock and Warrants is American Stock Transfer & Trust Company, New York, New York.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, counsel to the Company, the following is an accurate discussion of the material federal income tax consequences of the Rights Offering to the holders of Common Stock upon the distribution (the "Distribution") of Rights, the exercise of the Rights and the exercise of the Warrants. See "Legal Matters."

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, and tax exempt organizations. The discussion is limited to those who have held the Common Stock, and will hold the Rights and any Common Stock or Warrants acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

     DISTRIBUTION OF THE RIGHTS. Holders of Common Stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the Rights.

     STOCKHOLDER BASIS AND HOLDING PERIOD OF THE RIGHTS. Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If, however, either (i) the fair market value of the Rights on the date of Distribution is 15% or more of the fair market value (on the date of Distribution) of the Common Stock with respect to which they are received or
(ii) the stockholder properly elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise or sale of the Rights, the stockholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Distribution. No such allocation shall be made with respect to Rights which lapse.

     The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were issued.

     In the case of a stockholder who purchases Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

     SALE OF THE RIGHTS. A stockholder who sells the Rights received in the Distribution prior to exercise will recognize gain or loss equal to the difference between the amount realized on the sale and such stockholder's adjusted basis (if any) in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of Common Stock held by such stockholder would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Rights acquired by purchase will be capital gain or loss if Common Stock would be a capital asset in the hands of the stockholder. Capital gain or loss will be classified as short-term if the stockholder's holding period in the Rights is one year or less and long-term if the stockholder's holding period in the Rights is more than one year.

     LAPSE OF THE RIGHTS. Stockholders who allow the Rights received by them at the distribution to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such stockholders.

     Purchasers of the Rights will be entitled to a loss equal to their adjusted tax basis in the Rights if such Rights expire unexercised. Because by their terms the Rights will expire on or prior to September 30, 1996, any loss recognized on the expiration of the Rights acquired by purchase will be a short-term capital loss if Common Stock would be a capital asset in the hands of the purchaser.

     EXERCISE OF THE RIGHTS, BASIS OF THE COMMON STOCK AND WARRANTS. If the Rights are exercised, no gain or loss is recognized and both the basis allocated to the Rights, if any, and the Subscription Price must be allocated between the Common Stock and the Warrants received. The basis allocated to the Rights will be apportioned between the Common Stock and the Warrants in proportion to their relative fair market values on the date of the distribution of the Rights. The Subscription Price will increase basis and will be apportioned to the Common Stock and the Warrants in proportion to their relative fair market values on the date of the exercise of the Rights.

     EXERCISE, SALE AND EXPIRATION OF THE WARRANTS. No gain or loss will be recognized by the holder of a Warrant upon the exercise of a Warrant. The cost basis of the Common Stock so acquired will be the cost basis of the Warrant plus any additional amount paid upon the exercise of the Warrant. Gain or loss will be recognized upon the subsequent sale, exchange or other disposition of the Common Stock acquired by the exercise of the Warrant, measured by the difference between the amount realized upon sale or exchange and the stockholder's cost basis in the Common Stock.

     If a Warrant is not exercised, but is sold or exchanged, gain or loss will be recognized upon such event, measured by the difference between the amount realized by the holder of the Warrant as a result of the sale, exchange or redemption and the cost basis of the Warrant.

     If a Warrant is not exercised and is allowed to expire, the Warrant will be deemed to be sold or exchanged on the date of expiration. In such event, the holder of the Warrant will recognize a loss to the extent of the cost basis of the Warrant.

     SALE OF COMMON STOCK. If the Common Stock acquired as part of the Unit is sold or exchanged, gain or loss will be recognized, measured by the difference between the amount realized from such sale or exchange and the cost basis of the Common Stock sold or exchanged.

     CHARACTERIZATION OF GAIN OR LOSS. Generally, any gain or loss recognized as a result of the foregoing will be a capital gain or loss and will either be long-term or short-term depending upon the period of time that the Common Stock which was sold or exchanged or the Warrant which was sold, exchanged, redeemed, or allowed to expire, as the case may be, was held. A holding period of more than one year results in long-term capital gain or loss treatment. If a Warrant is exercised, the holding period of the Common Stock so acquired will not include the period during which the Warrant was held.

     Under Section 305 of the Code and regulations promulgated under the Code, there is no assurance that a subsequent adjustment in the exercise price of the Warrants or the number of shares purchasable upon exercise, attributable to the anti-dilution provisions applicable to the Warrants, will not be deemed a taxable distribution to the holders of the Warrants.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                               SUBSCRIPTION AGENT


     The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability which it may incur in connection with the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

                    American Stock Transfer & Trust Company
                          40 Wall Street, 46th Street
                           New York, New York 10005
                           Telephone: (800) 937-5449
                           Facsimile: (718) 234-5001

                            INFORMATION AGENT


     The Company has appointed Morrow & Co., Inc. as Information Agent for the Rights Offering. Any questions regarding or requests for additional copies of this Prospectus, the Instructions, or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below.

                              Morrow & Co., Inc.

                               909 Third Avenue

                         New York, New York 10022-4799

                          Telephone:  (800) 566-9061

                               or (800) 662-5200

                                 LEGAL MATTERS

     The validity of the authorization and issuance of the securities offered hereby and the tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for Company by Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, Los Angeles, California. Said law firm has from time to time performed and may in the future perform legal services for the Company and for certain stockholders of the Company, including GIANT and its affiliates. Terry Christensen, a partner of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, is a member of the Board of Directors of both GIANT and the Company.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                  __________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information......................................................    2
Documents Incorporated by Reference........................................    2
Prospectus Summary.........................................................    4
Risk Factors...............................................................   11
The Company................................................................   15
Purpose of the Rights Offering and Use of Proceeds.........................   18
Price Range of Common Stock................................................   20
Dividend Policy............................................................   20
Capitalization.............................................................   21
The Rights Offering........................................................   22
Description of Securities..................................................   28
Certain Federal Income Tax Consequences....................................   30
Subscription Agent.........................................................   32
Information Agent..........................................................   33
Legal Matters..............................................................   33
Experts....................................................................   33

                             3,484,074 UNITS



                              RALLY'S HAMBURGERS,
                                     INC.



                            EACH UNIT CONSISTING OF
                              ONE SHARE OF COMMON
                             STOCK AND ONE COMMON
                            STOCK PURCHASE WARRANT



                           ________________________

                          RIGHTS OFFERING PROSPECTUS
                           ________________________

                                 JULY 31, 1996

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES

   The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered:

  SEC Registration Fee.............  $  7,209
  Legal Fees.......................   100,000
  Accountants' Fees................    25,000
  Blue Sky Qualification Fees and
    Expenses.......................   105,000
  Printing and Shipping............    12,500
  Subscription, Information
    and Warrant Agents' Fees.......    17,500
  Miscellaneous....................    32,741
                                     --------
  Total ...........................  $400,000
                                     ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgements, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

   Section 51 of the Registrant's By-Laws provides for indemnification of persons to the extent permitted by the Delaware Corporation Law.

   In accordance with the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended, limits the personal lability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Registrant or its stockholders for monetary damage except (i) for any breach of the director's duty or loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends of unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision does not, however, limit in any way the ability of directors for violations of the federal securities laws.

     The Registrant carries directors and officers liability insurance with a limit of $5,000,000. Such insurance expires on April 1, 1997.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following is a list of exhibits filed herewith as a part of this Registration Statement:

  EXHIBIT
  NUMBER                         DESCRIPTION OF DOCUMENT
  -------                        -----------------------
  4(a)                           Form of Subscription Certificate

  4(b)                           Form of Warrant Agreement between Rally's
                                 Hamburgers, Inc. and American Stock Transfer &
                                 Trust Company, as Warrant Agent, including form of Warrant Certificate.

  5                              Opinion of Christensen, White, Miller, Fink,
                                 Jacobs, Glaser & Shapiro, LLP, including the consent of such firm

  23                             Consent of Arthur Andersen LLP

  24                             Power of Attorney (see page II-4)

  99 Form of Subscription Agent Agreement dated as of July 31, 1996 between Rally's Hamburgers,
                                 Inc. and American Stock Transfer and Trust
                                 Company, as Subscription Agent.

ITEM 17.

   (a)  The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

        (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans' annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, respectively, on the 30th day of July, 1996.


                                   RALLY'S HAMBURGERS, INC.



                                   By:*
                                      -----------------------
                                   Burt Sugarman
                                   Chairman of the Board



                                   By:*
                                      -----------------------
                                   Donald E. Doyle
                                   President and Chief
                                   Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title                Date
- ---------                          -----                ----
*
- ------------------------------
Burt Sugarman                      Chairman of the      July 30, 1996
                                   Board and Director



*
- ------------------------------     President, Chief     July 30, 1996
Donald E. Doyle                    Executive Officer
                                   and Director

*                                  Sr. Vice             July 30, 1996
- --------------------------         President and
Michael E. Foss                    Chief Financial
                                   Officer (Principal
                                   Financial and
                                   Accounting
                                   Officer)

*                                  Director             July 30, 1996
- --------------------------
Terry N. Christensen



*                                  Director             July 30, 1996
- --------------------------
Willie D. Davis



*                                  Director             July 30,1996
- --------------------------
William P. Foley, II



*                                  Director             July 30, 1996
- --------------------------
David Gotterer



*                                  Director             July 30, 1996
- --------------------------
Jeffrey Rosenthal



*                                  Director             July 30, 1996
- --------------------------
C. Thomas Thompson


*By: /s/ Evan G. Hughes
     ---------------------
  Evan G. Hughes
  Attorney-in-fact

                                                                      Exhibit 24

                   Consent of Independent Public Accountant
                   ----------------------------------------

  As independent public accountants, we hereby consent to the incorporation by reference in this Registration Statement of our reports dated March 6, 1996 included in Rally's Hamburgers, Inc.'s Form 10-K for the year ended December 31, 1995 and to all references to our Firm included in this Registration Statement.



Louisville, Kentucky                                        ARTHUR ANDERSEN LLP


  July 25, 1996